March 4, 2026

Gary Millerchip
Executive Vice President and Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

       Re: Costco Wholesale Corporation
           Form 10-K for Fiscal Year Ended August 31, 2025
           File No. 000-20355
Dear Gary Millerchip:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 29

1. Please provide a period to period comparative analysis and discussion of changes in cash flows from operating activities, including changes in working capital components, in your annual and interim period reports. In doing so, explain the underlying business reasons and implications of material changes between periods to provide investors with an understanding of variability and potential trends in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the consolidated statements of cash flows. Refer to Item 303(a) and (b) of Regulation S-K and SEC
       Release No. 33-8350.
 March 4, 2026
Page 2
Notes to Consolidated Financial Statements
Note 11 - Segment Reporting, page 62

2. You disclose the CODM utilizes operating income in evaluating performance and allocating resources but not how the measure is used for these purposes. Refer to ASC
       280-10-50-29(f) and ASC 280-10-55-47(bb). Please revise as appropriate.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services